UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
April 8, 2010

Dear Ms. Reilly:

RE: Cord Blood America Inc.
Form S-1 filed February 10,2010 File No.: 333-164844

We have reviewed your comments to our registration statement filed with the Commission on February 10, 2010.  We have prepared the following responses to your comments and have amended our registration statement accordingly. Please find our responses underneath each of the comments that you provided to us in your correspondence dated March 9, 2010.

ExecutIve Compensation. page 39
    Please update the Item 402 of Regulation S- K executive compensation disclosure for the fiscal year ended December 31, 2009.

RESPONSE:  We have updated the executive compensation disclosure for the fiscal year ended December 31, 2009.

Financial Statements
Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.
    RESPONSE: We have updated our financial statements pursuant to Regulation S-X

Please call me at 702-914-7250 with any questions regarding the attached responses.

Sincerely,

Matthew L. Schissler
Chairman & CEO, Cord Blood America, Inc.